UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

JARDEN CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	001-13665	35-1828377
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1800 North Military Trail Boca Raton, Florida		33431
(Address of principal executive offices)		(Zip code)

John E. Capps

(561) 447-2520

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1.     Conflict Minerals Disclosure

Item 1.01      Conflict Minerals Disclosure and Report

            (b)       Conflict Minerals Disclosure

Jarden Corporation and its subsidiaries (collectively, “Jarden”) operate through three primary business divisions: Branded Consumables, Consumer Solutions and Outdoor Solutions. Jarden manufactures, or contracts to manufacture, electric consumer products such as blenders, slow cookers, hair clippers, fans, humidifiers, warming bedding products, smoke detectors, CO2 detectors and other small home electronic products, mops, sponges, fishing rods, playing cards, manufactured fire logs, plastic cutlery, skis, matches, apparel, bats, baseballs, artist supplies, injection molded products, marine antennas, baby bottles and many other consumer products for the home and outdoors.

Early in 2013, Jarden created a cross-divisional working group tasked with developing policies and procedures consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including both Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (the “Guidance”) for supply chain diligence relating to columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”).

Each business division, through its separate units, evaluated the products it manufactured and the related purchasing components to determine whether they contained any Conflict Minerals. Based on those reviews, products containing Conflict Minerals necessary to their functionality or production were identified, together with the supplier or suppliers of the relevant components or parts.

In accordance with the requirements of Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, and the Instructions to Form SD, we conducted a reasonable country of origin inquiry for calendar year 2013 on the Conflict Minerals contained in the identified products. A standard questionnaire, as developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”), was distributed to all identified suppliers of components or parts containing Conflict Minerals to determine the country of origin of the Conflict Minerals used therein or whether such Conflict Minerals were sourced from recycled or scrap materials, or were otherwise outside of the supply chain as of January 31, 2013, as set forth in the Instructions to Form SD. The questionnaire requested information on Conflict Minerals in components or parts supplied to Jarden during calendar year 2013 and contained questions as to the source and origin of the necessary Conflict Minerals contained in the relevant products. Questionnaires were distributed to over 626 suppliers, with over 95% responding that the Conflict Minerals in the supplied components or parts did not originate in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”). The remaining 5% of suppliers have not responded to our questionnaire or our repeated attempts to follow-up and secure their cooperation. We are continuing our efforts to obtain executed questionnaires from this small percentage of non-responsive suppliers. Nonetheless, on the basis of the information we have obtained through our general work with such non-responsive suppliers and publicly available sources, we have no reason to believe that the Conflict Minerals in the components supplied by such suppliers originated in the Covered Countries.

Based upon our review of such responses contained in the executed questionnaires and other communications with our suppliers, we believe that it is reasonable to rely upon the representations provided to us. Subject to and in reliance upon such responses, other communications with our suppliers, and other information and resources publicly available to us, we have no reason to believe that any of the necessary Conflict Minerals in our products originated in the Covered Countries.

In connection with the foregoing assessment, Jarden has adopted a Conflict Minerals Policy (the “Policy”) as of May 28, 2014. A copy of our Policy, together with a copy of this Form SD, can be found on our website at www.jarden.com. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

In accordance with our Policy, we are continuing to audit our suppliers and have sought their cooperation and assistance in ensuring that Conflict Minerals used in our products are sourced reliably and responsibly.

Our success in making determinations about the potential presence of Conflict Minerals in our products depends upon various factors including, but not limited to, the respective due diligence efforts of our suppliers and their supply chain and their respective willingness, whether public or private entities, to disclose such information to us, and the ability of the involved entities in making their determinations in accordance with nationally or internationally recognized standards, including the OECD Guidance. The failure to obtain reliable information from any level of our supply chain could have a material impact on our future ability to report on the presence of Conflict Minerals with any degree of certainty. There can be no assurance that our suppliers will continue to cooperate with our information inquiries and requests for certifications or provide documentation or other evidence we consider reliable or in a time frame sufficient to allow us to make our own reasonable determination.

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 30, 2014

JARDEN CORPORATION

By:	/s/ John E. Capps
Name:	John E. Capps
Title:	Executive Vice President - Administration, General Counsel and Secretary